SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.        Description
No. 1              Disposal released on 30 October 2003
No. 2              Redemption of Securities released on 06 November 2003
No. 3              Director Shareholding released on 06 November 2003

Exhibit No.1

30 October 2003

THE RANK GROUP PLC

Disposal of Rank Leisure Machine Services

The Rank Group Plc ("Rank") announces that it has agreed to sell the businesses, assets and liabilities of Rank Leisure Machine Services Limited and Rank Seasonal Amusements Limited (together "RLMS") to Gamestec Leisure Limited, a wholly-owned subsidiary of Danoptra Holdings Limited, for a total consideration of GBP30m in cash. The transaction, which is subject to regulatory clearances being obtained, is expected to complete before the year end.

In the year to 31 December 2002, RLMS had turnover of GBP50.0m and operating profit of GBP3.1m. Net assets of the business as at 31 December 2002, excluding intercompany loans, were GBP28.1m.

The consideration will be used to reduce group borrowings.

- ends -

Enquiries:

The Rank Group Plc
Peter Reynolds, Director of Investor Relations           020 7535 8000

Press enquiries:

The Maitland Consultancy                                 020 7379 5151
Angus Maitland
Suzanne Bartch

NOTES FOR EDITORS

Information on RLMS

RLMS is one of the UK's leading distributors of coin-operated leisure equipment, offering sales, rental and maintenance services to a wide variety of UK-based leisure businesses. Part of Rank since 1990, the business employs approximately 800 staff and is based at Burton-on-Trent.

Information on Rank

Rank is one of the UK's leading leisure and entertainment companies and an international provider of services to the film industry. Leisure and entertainment activities include casinos, bingo clubs and on-line sports betting and gaming, as well as Hard Rock Cafes and global rights to the Hard Rock brand. Rank also owns film processing, video and DVD duplication and distribution facilities, all branded Deluxe. Rank operates primarily in the UK and North America, although it also has activities in continental Europe and other parts of the world.

Exhibit No.2

6 November 2003
The Rank Group Plc
Redemption of Convertible Preference Shares

On 5 September 2003, The Rank Group Plc (the "Company") announced its intention to redeem all of the outstanding 8.25 per cent. convertible cumulative redeemable preference shares of 20p each in the capital of the Company (the "Convertible Preference Shares") before the year end. The Company is pleased to announce that the redemption of the Convertible Preference Shares, which will result in a substantial reduction in the Company's cost of borrowing, will now take place on 9 December 2003.

As part of this process it was first proposed to amend certain covenants in all of the Company's borrowing arrangements, including the GBP125,000,000 71/4 per cent. guaranteed bonds due 2008 (the "Bonds"). Having obtained approval from all of the Company's other lenders, on 30 September 2003, the Company served notice to the holders of Bonds that a meeting of bondholders would be held for the purpose of considering the required amendments to the Trust Deed constituting the Bonds. The proposed amendments included changes to certain covenants which would have aligned the terms of the Bonds with those of the Company's other borrowings. At an adjourned meeting, which was held today, the proposed amendments were not approved by the requisite majority of bondholders.

As a result, the Company announces that it will tomorrow give notice to the holders of the Bonds, in accordance with the existing terms of the Trust Deed, that it will redeem all of the Bonds on 8 December 2003. While the redemption of the Bonds will require the payment of a premium, it will further reduce the Company's cost of borrowing and remove the last obstacle to redeeming the Convertible Preference Shares. Accordingly, the Company will this month issue notices of redemption, in accordance with its Articles of Association, to the holders of the Convertible Preference Shares, such that all of these shares will be redeemed on 9 December 2003.

Enquiries:
The Rank Group Plc                                  Tel: 020 7706 1111
Ian Dyson, Finance Director
Peter Reynolds, Director of Investor Relations

Press Enquiries:
The Maitland Consultancy                            Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch

Exhibit No.3

                                    SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Rank Group Plc

2. Name of director
Oliver Stocken

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Greenwood Nominees Limited - 195 shares

The Corporation of Lloyds ref. no. 2692501 - 426 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Acquisition of Shares

7. Number of shares / amount of stock acquired
621

8. Percentage of issued class
Not Significant

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary Shares

12. Price per share
289.5p

13. Date of transaction
17 October 2003

14. Date company informed
5 November 2003

15. Total holding following this notification
40,090 shares of 10p each

16. Total percentage holding of issued class following this notification Not significant

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Charles Cormick 020 7535 8012

25. Name and signature of authorised company official responsible for making this notification
Charles Cormick

Date of Notification
5 November 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date: 10 November, 2003
                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary